Exhibit 99.2

Decent Holding Inc. Announces Closing of US$8 Million Registered Offering of Class A Ordinary Shares and Warrants

YANTAI, China, Nov. 12, 2025 (GLOBE NEWSWIRE) -- Decent Holding Inc. (NASDAQ: DXST) (“Decent” or the “Company”), an established wastewater treatment services provider in China, today announced the closing of its US$8 million registered offering (the “Registered Offering”) consisting of 13,333,333 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) at a purchase price of US$0.60 per share (the “Public Offering Price”), and warrants to purchase 26,666,666 Class A Ordinary Shares. The warrants have an exercise price equal to 110% of the Public Offering Price and a 120-day term.

The Company received total gross proceeds of $8.0 million, before deducting commissions, placement agent’s accountable out-of-pocket expenses, and estimated offering expenses. The Company expects to use the net proceeds from this Registered Offering for 1) its business expansion and additional offices launch; 2) product research and development; 3) promoting river water quality management service and expanding service of river water treatment; 4) development and upgrade of wastewater treatment technologies; and 5) recruiting talents in research, development and management.

The Registered Offering was conducted on a reasonable best effort basis. D. Boral Capital LLC acted as the sole placement agent for the Registered Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company. Crone Law Group, P.C. acted as U.S. counsel to the placement agent.

The Registered Offering was conducted pursuant to an effective registration statement on Form F-1 (File No. 333-289797), as amended, previously filed with the U.S. Securities and Exchange Commission (“SEC”) and which subsequently became effective automatically on November 6, 2025 pursuant to Section 8(a) of the Securities Act of 1933. A final prospectus describing the terms of the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The Registered Offering was made by means of a prospectus that forms a part of the effective registration statement. Copies of the prospectus relating to the Registered Offering can be obtained at the SEC’s website at www.sec.gov or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1 (212) 970-5150.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Decent Holding Inc.

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s operating subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. For more information, please visit: https://ir.dxshengtai.com .

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as the Company’s intended use of proceeds. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and all other factors discussed in the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F and the “Risk Factors” section of the registration statement filed with the SEC, available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

D. Boral Capital

590 Madison Avenue, 39th Floor

New York, NY 10022

Main Phone: +1 (212) 970-5150

www.dboralcapital.com

info@dboralcapital.com

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)